

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 13, 2007

Mr. W. King Grant
Executive Vice President and Chief Financial Officer
Gasco Energy, Inc.
8 Inverness Drive East, Suite 100
Englewood, Colorado 80112

> **Re:** **Gasco Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1- 32369**

Dear Mr. Grant:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief